Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

November 2, 2010

VIA:   EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn: Brandon Hill, Esq.

RE:         Bureau of Fugitive Recovery, Inc.;
Amendment No. 2 to Form S-1;
SEC File No. 333-168713

Dear Mr. Hill:

Filed electronically on behalf of Bureau of Fugitive Recovery, Inc. (the “Registrant” or “Company”) is Amendment No. 2 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of October 22, 2010. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.

General

Comment No. 1

The row heading has been corrected from March 31, 2010 to June 30, 2010.

Liquidity and Capital Resources
(page 15)

Comment No. 2

The relevant disclosure has been revised to explain where the need for the additional capital arises, as well as to discuss the additional expenses to be incurred as a result of the Company becoming a public company.  Additionally, the Amendment explains when management will make loans to the Company. (See Page 15 of the Prospectus.)

Securities and Exchange Commission
November 2, 2010

Executive Officers, Directors and Key Personnel
(page 19)

Comment No. 3

The Amendment contains a revised, expanded paragraph following the resumes of management that describes the skills, qualifications and experiences of the Company’s directors, as well as why they each have been elected as directors.  Additional disclosure provides an explanation as to why the Company is unable to attract more qualified persons to serve as directors. (See Page 20 of the Prospectus.)

Security Ownership and Certain Beneficial Owners and Management
(page 21)

Comment No. 4

A sentence has been added to the lead in paragraph to the table disclosing the number of issued and outstanding shares of Common Stock.  (See Page 21 of the Prospectus.)

Comment No. 5

The relationship between Kamryn Abraham, Joseph Ficarra and Frank Ficarra are disclosed in the footnote to the table.  Note that Joseph Ficarra is Frank Ficarra’s son by his 3rd wife.  In addition, disclosure has been added concerning both Mr. Ficarra and Ms. Abraham disclaiming any beneficial interest in these shares  (See Page 22 of the Prospectus.)

Shares Eligible for Future Sale
(page 23)

Comment No. 6

The number of shares not being registered but which may be eligible for sale pursuant to Rule 144 is disclosed in the Amendment..  (See Page 24 of the Prospectus.)

Securities and Exchange Commission
November 2, 2010

Statement of Stockholder’s Equity
(page F-4)

Comment No. 7

The footnote to the Statements of Stockholders’ Equity has been corrected to reflect a 10 for 1 forward stock split on February 1, 2010.

Signatures

Comment No. 8

The signature page has been revised pursuant to the staff’s comment.

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.  Additionally, we believe that, because of the completeness of the Amendment, an effective date of Friday, November 12, 2010, or as soon thereafter as practicable, is appropriate.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey
For the Firm

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